UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 68355/December 5, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15096

In the Matter of	:	
	:	
CHANGED E-MAIL, INC.,	:	ORDER
CHANNEL AMERICA BROADCASTING, INC.,	:	MAKING FINDINGS
CHARYS HOLDING CO., INC.,	:	AND REVOKING
CHILDREN'S WONDERLAND, INC.,	:	REGISTRATIONS
CORNERSTONE MINISTRIES INVESTMENTS, INC.,	:	BY DEFAULT
COUNTY SEAT STORES, INC.,	:	
CRCB CORP.,	:	
CROWLEY FINANCIAL SERVICES, INC.,	:	
CRYSTAL FINANCE HOLDING CORP., and	:	
CUMBERLAND MOUNTAIN BANCSHARES, INC.	:	

SUMMARY

This Order revokes the registrations of the registered securities of Changed E-Mail, Inc., Channel America Broadcasting, Inc., Charys Holding Co., Inc., Children's Wonderland, Inc., County Seat Stores, Inc., CRCB Corp., Crowley Financial Services, Inc., Crystal Finance Holding Corp., and Cumberland Mountain Bancshares, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on November 15, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] Cornerstone Ministries Investments, Inc., remains in the proceeding.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by November 19, 2012.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Changed E-Mail, Inc. (CIK No. 1116186),[3] is a dissolved Georgia corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A[4] registration statement on August 29, 2000, which reported a net loss of $16 between the company's March 9, 2000, inception and April 30, 2000.

Channel America Broadcasting, Inc. (CIK No. 33115), is a dissolved Florida corporation located in Lakeland, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1996, which reported a net loss of over $7.7 million for the prior nine months.

Charys Holding Co., Inc. (CIK No. 845879), is a forfeited Delaware corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended April 30, 2007, which reported a net loss of over $309 million for the prior twelve months. On February 14, 2008, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was still pending as of August 27, 2012.

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Children's Wonderland, Inc. (CIK No. 916933), is a suspended California corporation located in Alpharetta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2000. On October 29, 2002, a Chapter 7 petition was filed against the company in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on January 29, 2003.

County Seat Stores, Inc. (CIK No. 910112), is a dissolved Minnesota corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 1998, which reported a net loss of over $40 million for the prior thirty-nine weeks. On October 17, 1996, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on December 21, 2006. On January 22, 1999, the company filed a separate Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on March 25, 2005.

CRCB Corp. (CIK No. 1084359) is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $913 for the prior nine months.

Crowley Financial Services, Inc. (CIK No. 792455), is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $675,000 for the prior nine months.

Crystal Finance Holding Corp. (CIK No. 1122110) is a Delaware corporation located in Aventura, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2006, which reported a net loss of over $9,000 for the prior nine months.

Cumberland Mountain Bancshares, Inc. (CIK No. 1029093), is a dissolved Tennessee corporation located in Middlesboro, Kentucky, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB40 for the period ended June 30, 2001, which reported a net loss of over $878,000 for the prior year.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Changed E-Mail, Inc., is REVOKED;

the REGISTRATION of the registered securities of Channel America Broadcasting, Inc., is REVOKED;

the REGISTRATION of the registered securities of Charys Holding Co., Inc., is REVOKED;

the REGISTRATION of the registered securities of Children's Wonderland, Inc., is REVOKED;

the REGISTRATION of the registered securities of County Seat Stores, Inc., is REVOKED;

the REGISTRATION of the registered securities of CRCB Corp. is REVOKED;

the REGISTRATION of the registered securities of Crowley Financial Services, Inc., is REVOKED;

the REGISTRATION of the registered securities of Crystal Finance Holding Corp. is REVOKED; and

the REGISTRATION of the registered securities of Cumberland Mountain Bancshares, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge